Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces New President and Departure of Senior Executives

CALGARY, ALBERTA – February 11, 2025 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) today announced the appointment of Colin Germaniuk, P.Eng., as President and Adam Waterous as Executive Chairman of the Company. Mr. Germaniuk will report directly to Adam Waterous.

Mr. Germaniuk brings extensive experience in thermal oil operations to Greenfire. Prior to joining Greenfire, Mr. Germaniuk spent eight years at Serafina Energy Ltd., a private thermal oil company, where he was an early employee and a member of the executive management team. While at Serafina, he played a critical role in organically growing thermal oil production from zero to approximately 40,000 barrels per day. Serving as the Vice President of Engineering and Health, Safety, and Environment (“HSE”), and before then as the Vice President, Subsurface, Mr. Germaniuk was accountable for drilling, completions, production and reservoir engineering, geology and geophysics, subsurface development, long range plan forecasting, and corporate HSE functions. Mr. Germaniuk’s previous experience includes management roles at Connacher Oil and Gas Limited and Canadian Natural Resources Limited, in each case focused on thermal oil operations.

Adam Waterous, Executive Chairman, commented: “On behalf of the Board of Directors, I am delighted to welcome Colin as President of Greenfire. Colin is a proven leader with deep operational expertise in thermal oil production. His track record of driving safe, capital efficient, and reliable operations makes him the right person to lead Greenfire’s next phase of growth.”

Colin Germaniuk commented, “Greenfire has tremendous potential, and I’m excited to unlock value by driving operational excellence. I look forward to working with the team to optimize operations, reduce costs, and maximize production.”

As part of this leadership transition, Robert Logan, President and Chief Executive Officer, along with three Senior Vice Presidents – Kevin Millar (SVP, Operations & Steam Chief), Albert Ma (SVP, Engineering), and Crystal Park (SVP, Commercial) – will be departing the Company. Tony Kraljic and Jonathan Kanderka will continue in their roles as Chief Financial Officer and Chief Operating Officer of the Company, respectively, and will report to Colin Germaniuk.

About Greenfire

Greenfire is a junior Athabasca oil sands producer operating long-life, low-decline thermal assets. Greenfire plans to leverage its large resource base to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This Press Release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “forecast,” “strategy,” “future,” “opportunity,” “plan,” “potential,” “may,” “should,” “will,” “can,” “could,” “would,” “will be,” “to be,” “to include,” “to align,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements in this press release, include among others, statements relating to Greenfire’s future growth and potential, and intentions to optimize operations, reduce costs and maximize production.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. Forward-looking statements are statements about the future and are inherently uncertain. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.